# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: WK Kellogg Co, CIK 0001959348
CUSIP: 92942W107
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: One Kellogg Square, P.O. Box 3599, Battle Creek, Michigan (MI), 49016
Date of event which requires filing of this statement: 07/10/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001188365
Persons authorized to receive notices and communications: Gordon Gund, 14 Nassau Street, Princeton, New Jersey (NJ), 08542-4523, 609-921-3633

## Reporting persons
- Gordon Gund (CIK 0001188365): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 4,544,699; shared voting power 112,967; sole dispositive power 0; shared dispositive power 112,967; aggregate amount beneficially owned 4,667,666 (5.4% of the class)
- George Gund fbo George Gund III #7 dated 12-31-40: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: other (OO); sole voting power 374,250; shared voting power 0; sole dispositive power 374,250; shared dispositive power 0; aggregate amount beneficially owned 374,250 (0.4% of the class)
- George Gund fbo Agnes Gund #8 Fund A dated 12-31-40: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: other (OO); sole voting power 59,354; shared voting power 0; sole dispositive power 59,354; shared dispositive power 0; aggregate amount beneficially owned 59,354 (0.1% of the class)
- George Gund fbo Agnes Gund #8 Fund B dated 12-31-40: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: other (OO); sole voting power 59,354; shared voting power 0; sole dispositive power 59,354; shared dispositive power 0; aggregate amount beneficially owned 59,354 (0.1% of the class)
- George Gund fbo Agnes Gund #8 Fund C dated 12-31-40: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: other (OO); sole voting power 59,354; shared voting power 0; sole dispositive power 59,354; shared dispositive power 0; aggregate amount beneficially owned 59,354 (0.1% of the class)
- George Gund fbo Agnes Gund #8 Fund D dated 12-31-40: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: other (OO); sole voting power 59,354; shared voting power 0; sole dispositive power 59,354; shared dispositive power 0; aggregate amount beneficially owned 59,354 (0.1% of the class)
- George Gund fbo Gordon Gund #9 dated 12-31-40: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: other (OO); sole voting power 2,137,657; shared voting power 0; sole dispositive power 2,137,657; shared dispositive power 0; aggregate amount beneficially owned 2,137,657 (2.5% of the class)
- George Gund fbo Graham De C Gund #10 dated 12-31-40: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: other (OO); sole voting power 997,322; shared voting power 0; sole dispositive power 997,322; shared dispositive power 0; aggregate amount beneficially owned 997,322 (1.2% of the class)
- George Gund fbo Geoffrey De C Gund #11 dated 6-8-42: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: other (OO); sole voting power 786,862; shared voting power 0; sole dispositive power 786,862; shared dispositive power 0; aggregate amount beneficially owned 786,862 (0.9% of the class)
- Agnes Gund #3 dated 11-21-68: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: other (OO); sole voting power 2,923; shared voting power 0; sole dispositive power 2,923; shared dispositive power 0; aggregate amount beneficially owned 2,923 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: WK Kellogg Co
Address of issuer's principal executive offices: One Kellogg Square, P.O. Box 3599, Battle Creek, Michigan (MI), 49016

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D (this "Schedule 13D") is being filed by and on behalf of each of the following persons (collectively, the "Reporting Persons"): (i) Gordon Gund ("Gordon"), (ii) George Gund fbo George Gund III #7 dated 12-31-40 ("Gund #7"), (iii) George Gund fbo Agnes Gund #8 Fund A dated 12-31-40 ("Gund #8 A"), (iv) George Gund fbo Agnes Gund #8 Fund B dated 12-31-40 ("Gund #8 B"), (v) George Gund fbo Agnes Gund #8 Fund C dated 12-31-40 ("Gund #8 C"), (vi) George Gund fbo Agnes Gund #8 Fund D dated 12-31-40 ("Gund #8 D"), (vii) George Gund fbo Gordon Gund #9 dated 12-31-40 ("Gund #9"), (viii) George Gund fbo Graham De C Gund #10 dated 12-31-40 ("Gund #10"), (ix) George Gund fbo Geoffrey De C Gund #11 dated 6-8-42 ("Gund #11") and (x) Agnes Gund #3 dated 11-21-68 ("Agnes #3") in connection with the execution of a voting agreement with respect to shares of common stock, par value $0.0001 per share (the "Common Stock"), of WK Kellogg Co, a Delaware corporation (the "Issuer").

We refer to Gund #7, Gund #8 A, Gund #8 B, Gund #8 C, Gund #8 D, Gund #9, Gund #10, and Gund #11 collectively as the "Gordon Trusts" and to the Gordon Trusts and Agnes #3 collectively as the "Gund Trusts."

This Schedule 13D also amends and supersedes Gordon's Schedule 13G as originally filed by Gordon on February 9, 2024 (the "Schedule 13G") with respect to the Common Stock beneficially owned by Gordon. Gordon may be deemed to have beneficial ownership of shares of Common Stock held by (i) the Gordon Trusts because he has sole voting power with respect to shares of Common Stock held by each Gordon Trust, and (ii) certain other trusts for the benefit of certain members of the Gund family (the "Other Trusts") because he has either sole voting power or shared voting power and dispositive power with respect to shares of Common Stock held by each Other Trust. Gordon disclaims beneficial ownership of shares held by the Gordon Trusts and the Other Trusts except to the extent of his pecuniary interest therein.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person and such beneficial ownership is expressly disclaimed.

The information set forth in response to each separation Item shall be deemed to be a response to all Items where such information is relevant.
Residence or business address: The principal business address of each Reporting Person is 14 Nassau Street, Princeton, NJ 08542-4523.
Present principal occupation or employment: The principal occupation of Gordon is investor. The principal business of each Gund Trust is holding interests in the Issuer and making and managing other investments.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Gordon is a citizen of the United States. Each Gund Trust is organized under the laws of the State of Ohio.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Following the death of George Gund III on January 15, 2013, Gordon acquired beneficial ownership exceeding five percent of the outstanding shares of the Common Stock of the Issuer by operation of law. Gordon previously reported his beneficial ownership of the Common Stock on Schedule 13G.

On July 1, 2025, Agnes #3 acquired 699 shares of Common Stock as a result of a transfer by Agnes Gund of shares held in another account into Agnes #3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Common Stock for investment purposes. Gordon previously reported his beneficial ownership of the Common Stock on Schedule 13G.

On July 10, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Ferrero International S.A., a Luxembourg public limited company ("Acquiror"), and Frosty Merger Sub, Inc., a Delaware corporation and a wholly owned indirect subsidiary of Acquiror ("Merger Sub"), pursuant to which, among other things, upon the terms and subject to the conditions thereof, at the effective time Merger Sub will merge with and into the Issuer, with the Issuer surviving as a wholly owned indirect subsidiary of Acquiror (the "Merger").

In connection with the Merger Agreement, on July 10, 2025, the Gund Trusts entered into a voting agreement (the "Voting Agreement") with the Acquiror pursuant to which, among other things, each Gund Trust (i) agreed to vote all of its Common Stock (A) in favor of the proposed Merger and (B) against any alternative acquisition proposal, (ii) agreed not to solicit any proxies in connection with any proposal to approve the Merger Agreement, the Merger or any alternative acquisition proposal, (iii) granted an irrevocable proxy to the Acquiror to vote or cause to be voted all of its Common Stock until the termination of the Voting Agreement in the event the Gund Trusts fail to vote their Common Stock in accordance with the Voting Agreement, and (iv) agreed not to sell or transfer its Common Stock except to certain permitted transferees.

The Voting Agreement will terminate upon the earliest to occur of (i) the termination of the Merger Agreement, (ii) any amendment to the Merger Agreement that adversely affects the consideration payable to stockholders of the Issuer, imposes material restrictions or additional material conditions on consummation of the Merger or extends the latest date on which the Merger Agreement can be consummated before the Merger Agreement terminates, (iii) the mutual written consent of Acquiror and the Gund Trusts or (v) the receipt of majority stockholder approval of the Merger Agreement and Merger.

The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is filed as Exhibit 99.1 to this Schedule 13D and is incorporated by reference herein.

As a result of the Voting Agreement, the Reporting Persons may be deemed a group for the purposes of Section 13(d)(3) of the Act.

The Reporting Persons acquired, and presently hold, the Common Stock reported herein for investment purposes. Except as otherwise described herein, the Reporting Persons currently have no plan(s) or proposal(s) that relate to, or would result in, any of the events or transactions described in Item 4(a) through (j) of Schedule 13D.

In the event that the Merger is not completed or if the Voting Agreement is otherwise terminated, the Reporting Persons expect to continue to hold the Common Stock reported herein for investment purposes, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, the Reporting Persons collectively beneficially own 4,670,589 shares of Common Stock, representing 5.4% of the issued and outstanding Common Stock as of April 30, 2025.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person.

(i) As of the date hereof, Gordon may be deemed to beneficially own 4,667,666 shares of Common Stock, which represents 5.4% of the issued and outstanding Common Stock as of April 30, 2025.

(ii) As of the date hereof, Gund #7 may be deemed to beneficially own 374,250 shares of Common Stock, which represents 0.4% of the issued and outstanding Common Stock as of April 30, 2025.

(iii) As of the date hereof, Gund #8 A may be deemed to beneficially own 59,354 shares of Common Stock, which represents 0.1% of the issued and outstanding Common Stock as of April 30, 2025.

(iv) As of the date hereof, Gund #8 B may be deemed to beneficially own 59,354 shares of Common Stock, which represents 0.1% of the issued and outstanding Common Stock as of April 30, 2025.

(v) As of the date hereof, Gund #8 C may be deemed to beneficially own 59,354 shares of Common Stock, which represents 0.1% of the issued and outstanding Common Stock as of April 30, 2025.

(vi) As of the date hereof, Gund #8 D may be deemed to beneficially own 59,354 shares of Common Stock, which represents 0.1% of the issued and outstanding Common Stock as of April 30, 2025.

(vii) As of the date hereof, Gund #9 may be deemed to beneficially own 2,137,657 shares of Common Stock, which represents 2.5% of the issued and outstanding Common Stock as of April 30, 2025.

(viii) As of the date hereof, Gund #10 may be deemed to beneficially own 997,322 shares of Common Stock, which represents 1.2% of the issued and outstanding Common Stock as of April 30, 2025.

(ix) As of the date hereof, Gund #11 may be deemed to beneficially own 786,862 shares of Common Stock, which represents 0.9% of the issued and outstanding Common Stock as of April 30, 2025.

(x) As of the date hereof, Agnes #3 may be deemed to beneficially own 2,923 shares of Common Stock, which represents 0.0% of the issued and outstanding Common Stock as of April 30, 2025.

The calculated percentage is based on 86,262,725 shares of Common Stock outstanding as of April 30, 2025 as reported in the Quarterly Report on Form 10-Q of the Issuer for the period ended March 29, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) Gordon has (A) sole power to vote or direct the vote of 4,554,699 shares of Common Stock, including the shares of Common Stock held by the Gordon Trusts, (B) shared power to vote or to direct the vote of 112,967 shares of Common Stock, (C) sole power to dispose or to direct the disposition of 0 shares of Common Stock and (D) shared power to dispose or to direct the disposition of 112,967 shares of Common Stock.

(ii) Gund #7 has (A) sole power to vote or direct the vote of 0 shares of Common Stock, (B) shared power to vote or to direct the vote of 0 shares of Common Stock, (C) sole power to dispose or to direct the disposition of 0 shares of Common Stock and (D) shared power to dispose or to direct the disposition of 0 shares of Common Stock. Gordon has sole voting power with respect to shares of Common Stock held of record by Gund #7.

(iii) Gund #8 A has (A) sole power to vote or direct the vote of 0 shares of Common Stock, (B) shared power to vote or to direct the vote of 0 shares of Common Stock, (C) sole power to dispose or to direct the disposition of 0 shares of Common Stock and (D) shared power to dispose or to direct the disposition of 0 shares of Common Stock. Gordon has sole voting power with respect to shares of Common Stock held of record by Gund #8 A.

(iv) Gund #8 B has (A) sole power to vote or direct the vote of 0 shares of Common Stock, (B) shared power to vote or to direct the vote of 0 shares of Common Stock, (C) sole power to dispose or to direct the disposition of 0 shares of Common Stock and (D) shared power to dispose or to direct the disposition of 0 shares of Common Stock. Gordon has sole voting power with respect to shares of Common Stock held of record by Gund #8 B.

(v) Gund #8 C has (A) sole power to vote or direct the vote of 0 shares of Common Stock, (B) shared power to vote or to direct the vote of 0 shares of Common Stock, (C) sole power to dispose or to direct the disposition of 0 shares of Common Stock and (D) shared power to dispose or to direct the disposition of 0 shares of Common Stock. Gordon has sole voting power with respect to shares of Common Stock held of record by Gund #8 C.

(vi) Gund #8 D has (A) sole power to vote or direct the vote of 0 shares of Common Stock, (B) shared power to vote or to direct the vote of 0 shares of Common Stock, (C) sole power to dispose or to direct the disposition of 0 shares of Common Stock and (D) shared power to dispose or to direct the disposition of 0 shares of Common Stock. Gordon has sole voting power with respect to shares of Common Stock held of record by Gund #8 D.

(vii) Gund #9 has (A) sole power to vote or direct the vote of 0 shares of Common Stock, (B) shared power to vote or to direct the vote of 0 shares of Common Stock, (C) sole power to dispose or to direct the disposition of 0 shares of Common Stock and (D) shared power to dispose or to direct the disposition of 0 shares of Common Stock. Gordon has sole voting power with respect to shares of Common Stock held of record by Gund #9.

(viii) Gund #10 has (A) sole power to vote or direct the vote of 0 shares of Common Stock, (B) shared power to vote or to direct the vote of 0 shares of Common Stock, (C) sole power to dispose or to direct the disposition of 0 shares of Common Stock and (D) shared power to dispose or to direct the disposition of 0 shares of Common Stock. Gordon has sole voting power with respect to shares of Common Stock held of record by Gund #10.

(ix) Gund #11 has (A) sole power to vote or direct the vote of 0 shares of Common Stock, (B) shared power to vote or to direct the vote of 0 shares of Common Stock, (C) sole power to dispose or to direct the disposition of 0 shares of Common Stock and (D) shared power to dispose or to direct the disposition of 0 shares of Common Stock. Gordon has sole voting power with respect to shares of Common Stock held of record by Gund #11.

(x) Agnes #3 has (A) sole power to vote or direct the vote of 0 shares of Common Stock, (B) shared power to vote or to direct the vote of 0 shares of Common Stock, (C) sole power to dispose or to direct the disposition of 0 shares of Common Stock and (D) shared power to dispose or to direct the disposition of 0 shares of Common Stock. Agnes Gund has sole voting power with respect to shares of Common Stock held of record by Agnes #3.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in Common Stock in the 60 days preceding the date hereof.
Other persons with the right to receive dividends or sale proceeds: KeyBank National Association, as trustee of the Gund Trusts and certain other trusts for the benefit of certain members of the Gund family, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons' Common Stock which represents more than five percent of the class of securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses to Item 4 of this Schedule 13D are incorporated herein by reference.

Gund #7 entered into loan agreements with KeyBank National Association, as lender (the "Loan Agreements"). Pursuant to the Loan Agreements, Gund #7 received a demand line of credit of $20 million of which $0 is outstanding as of the date hereof. As collateral for the loan, the lender has a blanket lien on all assets held by Gund #7.

On July 17, 2025, the Reporting Persons entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is filed as Exhibit 99.2 to this Schedule 13D and is incorporated by reference herein.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Voting Agreement, dated as of July 10, 2025, between George Gund fbo George Gund III #7 dated 12-31-40, George Gund fbo Agnes Gund #8 Fund A dated 12-31-40, George Gund fbo Agnes
Gund #8 Fund B dated 12-31-40, George Gund fbo Agnes Gund #8 Fund C dated 12-31-40, George Gund fbo Agnes Gund #8 Fund D dated 12-31-40, George Gund fbo Gordon Gund #9 dated
12-31-40, George Gund fbo Graham De C Gund #10 dated 12-31-40, George Gund fbo Geoffrey De C Gund #11 dated 6-8-42, Agnes Gund #3 dated 11-21-68 and Ferrero International S.A.

Exhibit 99.2 Joint Filing Agreement, dated as of July 17, 2025 between Gordon Gund, George Gund fbo George Gund III #7 dated 12-31-40, George Gund fbo Agnes Gund #8 Fund A dated 12-31-40,
George Gund fbo Agnes Gund #8 Fund B dated 12-31-40, George Gund fbo Agnes Gund #8 Fund C dated 12-31-40, George Gund fbo Agnes Gund #8 Fund D dated 12-31-40, George Gund fbo Gordon Gund #9 dated 12-31-40, George Gund fbo Graham De C Gund #10 dated 12-31-40, George Gund fbo Geoffrey De C Gund #11 dated 6-8-42 and Agnes Gund #3 dated 11-21-68.

## Signatures
- Gordon Gund: /s/ Gordon Gund, Gordon Gund (07/17/2025)
- George Gund fbo George Gund III #7 dated 12-31-40: /s/ William Nottage, William Nottage, Family Wealth Office Director; SVP of KeyBank Natial Association, Trustee of the Reporting Person (07/17/2025)
- George Gund fbo Agnes Gund #8 Fund A dated 12-31-40: /s/ William Nottage, William Nottage, Family Wealth Office Director; SVP of KeyBank Natial Association, Trustee of the Reporting Person (07/17/2025)
- George Gund fbo Agnes Gund #8 Fund B dated 12-31-40: /s/ William Nottage, William Nottage, Family Wealth Office Director; SVP of KeyBank Natial Association, Trustee of the Reporting Person (07/17/2025)
- George Gund fbo Agnes Gund #8 Fund C dated 12-31-40: /s/ William Nottage, William Nottage, Family Wealth Office Director; SVP of KeyBank Natial Association, Trustee of the Reporting Person (07/17/2025)
- George Gund fbo Agnes Gund #8 Fund D dated 12-31-40: /s/ William Nottage, William Nottage, Family Wealth Office Director; SVP of KeyBank Natial Association, Trustee of the Reporting Person (07/17/2025)
- George Gund fbo Gordon Gund #9 dated 12-31-40: /s/ William Nottage, William Nottage, Family Wealth Office Director; SVP of KeyBank Natial Association, Trustee of the Reporting Person (07/17/2025)
- George Gund fbo Graham De C Gund #10 dated 12-31-40: /s/ William Nottage, William Nottage, Family Wealth Office Director; SVP of KeyBank Natial Association, Trustee of the Reporting Person (07/17/2025)
- George Gund fbo Geoffrey De C Gund #11 dated 6-8-42: /s/ William Nottage, William Nottage, Family Wealth Office Director; SVP of KeyBank Natial Association, Trustee of the Reporting Person (07/17/2025)
- Agnes Gund #3 dated 11-21-68: /s/ William Nottage, William Nottage, Family Wealth Office Director; SVP of KeyBank Natial Association, Trustee of the Reporting Person (07/17/2025)